Swell Financial, Inc.

Financial Statements

June 30, 2022 and December 31, 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SWELL FINANCIAL, INC.

Table of Contents

	Page
Independent Auditor's Report	1
Financial Statements:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Swell Financial, Inc.
Boulder, Colorado

Opinion

We have audited the accompanying financial statements of Swell Financial, Inc. (the "Company"), which comprise the balance sheets as of June 30, 2022 and December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the periods from January 1, 2022 to June 30, 2022, and December 16, 2021 (inception) to December 31, 2021 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swell Financial, Inc. as of June 30, 2022 and December 31, 2021 and the results of its operations, stockholders' equity, and its cash flows for the periods from January 1, 2022 to June 30, 2022 and December 16, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

Keiter

February 2, 2023
Glen Allen, Virginia

SWELL FINANCIAL, INC.

Balance Sheets
June 30, 2022 and December 31, 2021

Assets	2022	2021
Current assets:		
Cash and cash equivalents	$ 7,899,286	$ -
Prepaid expenses and other current assets	194,031	-
Total current assets	8,093,317	-
Capitalized software	3,685,501	-
Property and equipment - net	21,449	-
Other assets	5,265	-
Total assets	$ 11,805,532	$ -

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,167	$ -
Accrued expenses	97,274	-
Total current liabilities	124,441	-
Stockholders' equity:		
Common stock; $0.0001 par value;12,200,000 shares authorized; 4,700,000 shares issued and outstanding as of June 30, 2022	470	-
Preferred stock; $0.0001 par value; 4,000,000 shares authorized, issued and outstanding as of June 30, 2022	400	-
Additional paid-in capital	13,337,061	-
Accumulated deficit	(1,656,840)	-
Total stockholders' equity	11,681,091	-
Total liabilities and stockholders' equity	$ 11,805,532	$ -

See accompanying notes to financial statements.

SWELL FINANCIAL, INC.

Statements of Operations
For the periods from January 1, 2022 to June 30, 2022
and from December 16, 2021 (inception) to December 31, 2021

	2022	2021
Revenue	$ -	$ -
Operating expenses	1,667,579	-
Operating loss	(1,667,579)	-
Other income:		
Interest income	10,739	-
Net loss	$ (1,656,840)	$ -

See accompanying notes to financial statements.

SWELL FINANCIAL, INC.

Statements of Changes in Stockholders' Equity
For the periods from January 1, 2022 to June 30, 2022
and from December 16, 2021 (inception) to December 31, 2021

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 16, 2021	$ -	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-
Balance, December 31, 2021	-	-	-	-	-
Issuance of common stock	470	-	3,332,863	-	3,333,333
Issuance of preferred stock	-	400	9,999,600	-	10,000,000
Stock compensation	-	-	4,598	-	4,598
Net loss	-	-	-	(1,656,840)	(1,656,840)
Balance, June 30, 2022	$ 470	$ 400	$ 13,337,061	$ (1,656,840)	$ 11,681,091

See accompanying notes to financial statements.

SWELL FINANCIAL, INC.

Statements of Cash Flows
For the periods from January 1, 2022 to June 30, 2022
and from December 16, 2021 (inception) to December 31, 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,656,840)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	1,470	-
Stock compensation	4,598	-
Change in operating assets and liabilities:		
Prepaid expenses and other current assets	(194,031)	-
Other assets	(5,265)	-
Accounts payable	27,167	-
Accrued expenses	97,274	-
Net cash used in operating activities	(1,725,627)	-
Cash flows from investing activities:		
Payments for development of software	(352,168)	-
Purchases of property and equipment	(22,919)	-
Net cash used in operating activities	(375,087)	-
Cash flows provided by financing activities:		
Proceeds from issuance of preferred stock	10,000,000	-
Net change in cash	7,899,286	-
Cash, beginning of period	-	-
Cash, end of period	$ 7,899,286	$ -
Supplemental disclosure of non-cash financing transactions:		
Capitalized software acquired through the issuance of common stock	$ 3,333,333	$ -

See accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies:**

Nature of Business: Swell Financial, Inc. (the "Company") was incorporated on December 16, 2021 in the State of Delaware and is headquartered in Boulder Colorado. Swell Financial, Inc. is a financial technology company that owns and operates the SwellMoney.com Website and the Swell Mobile App. Through its website and mobile application, the Company provides information about and delivers products and services promoted or supported by the Company and offered by the banks, lenders, investment companies, and other third-party providers with whom the Company works (with such parties and their respective service providers and vendors being referred to herein together as the "Providers"). The products that the Company supports, and the Providers to whom the Company provides services, are subject to many federal and state consumer protection and other laws and regulations. The Company did not begin operations until 2022.

Management's Plans: The Company's plan for the remainder of 2022 is to use the equity on hand to finish developing and then to launch its first two products into market. Those products are Swell Cash, a bank deposit account, and Swell Credit, a consumer line of credit. Swell's products use a sponsor bank to provide the banking and line of credit services. Once launched into the market, The Company plans to market to customers to begin to build a customer base and recurring revenue. For 2023, the Company plans to improve its products by adding features and to evaluate launching new products in the platform to support customer and revenue growth. The company believes the execution of it's strategic plan will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

Software Development Costs: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the development of its platform. In accordance with the guidance, development costs incurred during the application development stage are capitalized as incurred. As of June 30, 2022, the Company had $352,168 of gross capitalized software development costs. The Company has not begun amortization of the capitalized software as it has not yet been placed into service. During 2022, the Company also acquired externally developed software totaling $3,333,333 through the issuance of common stock.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Property and equipment consisted of $22,919 in computer equipment. Accumulated depreciation and depreciation expense was $1,470 as of and for the period ended June 30, 2022.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising and promotional costs was $101,800 for the period from January 1, 2022 to June 30, 2022.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. As the Company has not yet completed a taxable year, no provision for income taxes or estimated net operating loss carryforwards are included in these financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statement of operations. Stock -based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Subsequent Events: Management has evaluated subsequent events through February 2, 2023, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Stockholders' Equity:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 16,200,000 shares of stock, consisting of 12,200,000 shares of common stock, $0.0001 par value per share and 4,000,000 shares of preferred stock, $0.0001 par value per share. The Company has issued and outstanding 4,700,000 shares of common stock and 4,000,000 shares of preferred stock at June 30, 2022. Common stock is split into voting and non-voting shares. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

3. **Stock Option Plan:**

The Company has granted options to certain employees and non-employees pursuant to the terms of its 2022 Equity Incentive Plan. Under this plan, the maximum number of shares available to be granted are 1,300,000 shares of common stock. Options vest 25% after their first-year anniversary and then ratably over a period of 36 months thereafter. The term of the Equity Incentive Plan is ten years.

The Company follows FASB guidance, related to stock -based payments, which requires that stock -based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at June 30, 2022 and changes during the period then ended, is presented below:

	Number of Options	Range of Exercise Price	Weighted Average
		Exercise price per share	
Outstanding, January 1, 2022	-	$ -	$ -
Granted	592,500	$ 0.80	$ 0.80
Outstanding, June 30, 2022	592,500	$ 0.80	$ 0.80

As of June 30, 2022, there were 707,500 shares available for future issuance.

3.   Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at June 30 ,2022:

Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		Options Outstanding at June 30, 2022		Options Exercisable at June 30, 2022	
$ 0.80	592,500	9.90	$ 0.80	-	$ -

The of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair value of stock options granted during the period from January 1, 2022 to June 30, 2022 is as follows:

Stock price	$0.80
Expected life of options (in years)	2.5
Exercise price	$0.80
Expected stock price volatility	75.00%
Discount rate - bond equivalent yield	2.75%

The Company recognized stock compensation expense of $4,598 during the period from January 1, 2022 to June 30, 2022. Unrecognized stock compensation expense totaling $216,126 is expected to be recognized ratably through 2026.

4.   Membership Agreement:

The Company has a membership agreement for co-working space that expires in June 2023. Under the agreement, the Company pays a monthly fee of $7,000 for office space and other ancillary services. The Company records this fee to rent expense which totaled $44,232 for the period from January 1, 2022 to June 30, 2022. Under the agreement, the Company will pay $42,000 from July 1, 2022 through December 31, 2022 and $42,000 from January 1, 2023 through June 30, 2023.

5.   Retirement Plan:

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 4% of employee contributions. The Company's expenses under this plan were $27,267 for the period from January 1, 2022 to June 30, 2022.